AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 2004
                                                           REGISTRATION NO. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM S-6

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                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

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A. EXACT NAME OF TRUST:

           EQUITY FOCUS TRUSTS - STRATEGIC 10/A+ PORTFOLIO, 2004 SERIES A

B. NAME OF DEPOSITOR:     CITIGROUP GLOBAL MARKETS INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                          CITIGROUP GLOBAL MARKETS INC.
                          388 GREENWICH STREET
                          NEW YORK, NY  10013

D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
      MICHAEL KOCHMANN                     MICHAEL R. ROSELLA, ESQ.
      Citigroup Global Markets Inc.        Paul, Hastings, Janofsky & Walker LLP
      300 First Stamford Place, 4th Floor  75 East 55th Street
      Stamford, Connecticut 06902          New York, New York  10022-3205
                                           (212) 318-6800

E. TITLE OF SECURITIES BEING REGISTERED:

      An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

      As soon as practicable after the acquisition and deposit of the underlying obligations.


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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

            SUBJECT TO COMPLETION, PROSPECTUS DATED JANUARY 14, 2004


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EQUITY FOCUS TRUSTS - STRATEGIC 10/A+ PORTFOLIO, 2004 SERIES A

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      The final prospectus for a prior series of Equity Focus Trusts - Strategic Series, 10/A+ Portfolio is hereby incorporated by reference and used as a preliminary prospectus for Equity Focus Trusts - Strategic 10/A+ Portfolio, 2004 Series A. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact financial professionals of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

      A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

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                                                                 SEC FILE OR
                                                              IDENTIFICATION NO.
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I.    Bonding Arrangements and Date of Organization of the
      Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

      Citigroup Global Markets Inc.                               2-67446
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II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form
      BD under Rules 15b1-1 and 15b3-1 of the Securities
      Exchange Act of 1934:

      Citigroup Global Markets Inc.                               8-8177
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III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

      Citigroup Global Markets Inc.                             333-103725
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IV. Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

      Citigroup Global Markets Inc.                             333-102557
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     B. The Internal Revenue Service Employer Identification Numbers of the Sponsor is as follows:

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     Citigroup Global Markets Inc.                             13-1912900
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Supplemented final prospectuses from the following Series (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series:


            Equity Focus Trusts - Strategic 10/A+ Portfolio, 2003 Series C (Reg. No. 333-106846); and


            Equity Focus Trusts - Strategic 10/A+ Portfolio, 2003 Series D (Reg. No. 333-109668).

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet of Form S-6.
      The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
      The Prospectus.
      Additional Information not included in the Prospectus (Part II).
      The undertaking to file reports.
      The signatures.
      Written Consents as of the following persons:
           KPMG LLP (included in Exhibit 5.1)
           Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)



The following exhibits:

      1.1.1  --     Form of Reference Trust Indenture (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Equity
                    Focus Trusts - Strategic 10 Portfolio, 2003 Series B, 1933
                    Act File No. 333-105843).

      2.1    --     Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to the Registration Statement of Equity Focus Trusts - Global Research Selections, Series
                    2000-A, 1933 Act File No. 333-31514).

     *3.1    --     Opinion of counsel as to the legality of the securities
                    being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

     *5.1    --     Consent of KPMG LLP to the use of their name under the
                    heading "Miscellaneous - Auditors" in the Prospectus.


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* To be filed with Amendment to Registration Statement.

                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 14TH DAY OF JANUARY, 2004.

                         Signatures appear on page II-4.

      The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS
      (Registrant)

CITIGROUP GLOBAL MARKETS INC.
      (Depositor)

                                    By:   /s/  KEVIN KOPCZYNSKI
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                                          KEVIN KOPCZYNSKI
                                          (Authorized Signatory)


      By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:


      Name                                     Title
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      ROBERT DRUSKIN                     Chief Executive Officer, President, and Director
      DERYCK C. MAUGHAN                  Director
      CHARLES O. PRINCE, III             Chairman and Director
      CLIFF VERRON                       Chief Financial Officer

                                         By:   /s/  KEVIN KOPCZYNSKI
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                                               KEVIN KOPCZYNSKI
                                               (Attorney-in-Fact for the persons listed
                                               above)

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* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533, 333-101236 and 333-108493.